

May 10, 2011

Miles W. McHugh
Executive Vice President and Chief Financial Officer
R. R. Donnelley & Sons Company
111 South Wacker Drive
Chicago, IL 60606

      Re: **R. R. Donnelley & Sons Company**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 22, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed April 14, 2011
             File No. 001-04694

Dear Mr. McHugh:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Max A. Webb
                    Assistant Director